Mail Stop 4561

February 4, 2010

Mr. Rick H. Luk
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, KejieYuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re: Jingwei International Limited**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-K/A For the Year Ended December 31, 2008**
> **Forms 8-K Filed on February 6, 2009 and February 17, 2009**
> **Form 8-K Filed on August 6, 2009**
> **Form 10-Q For the Quarterly Period Ended September 30, 2009**
> **File No. 000-51725**

Dear Mr. Luk:

　　We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief